Ezagoo Inc.
F/L 6th, Super Star Entrepreneurial base
Lujing Road, High-tech Zone
ChangSha, China

December 19, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Amanda Ravitz

Re:	Ezagoo Inc.
Registration Statement on Form 10 Filed
October 24, 2013
File No. 000-55095

Dear Ms. Ravitz:

Ezagoo Inc. (the “Company”) acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in their filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EZAGOO INC.

By: /s/ Noah Tan
       Noah Tan
       Its: President